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September 30, 2015

VIA EDGAR

CONFIDENTIAL

Lyn Shenk, Accounting Branch Chief

Patrick Kuhn, Staff Accountant

Doug Jones, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Guangshen Railway Company Limited

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 24, 2015

File No. 001-14362

Ladies and Gentlemen:

This letter is to confirm our request to extend the deadline, from October 2, 2015 to October 19, 2015, for responding to your letter regarding the Securities and Exchange Commission’s review of Guangshen Railway Company Limited’s annual report on Form 20-F filed on April 28, 2015. We appreciate the Staff’s willingness and flexibility in accommodating this request.

*        *        *

If you have any questions regarding this submission, please contact me at +1-650-838-3753 or aseem@shearman.com.

Very truly yours,

/s/ Alan Seem

Alan Seem

cc:

Guo Xiangdong, Deputy General Manager and Company Secretary, Guangshen

Railway Company Limited

Jensen Wang, PricewaterhouseCoopers Zhong Tian LLP

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